Indonesia Energy Corporation Limited

Dea Tower I, 11th Floor, Suite 1103

J1. Mega Kuningan Barat Kav. E4.3 No.1-2

Jakarta 12950, Indonesia

December 18, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Natural Resources

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention: Lauren Nguyen

Re:	Indonesia Energy Corporation Limited
Registration Statement on Form F-1, as amended
Filed July 30, 2019
File No. 333-232894

Dear Ms. Nguyen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Indonesia Energy Corporation Limited, hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 9:00 A.M. EST on December 19, 2019, or as soon as thereafter practicable.

Very truly yours,

/s/ James J. Huang
James J. Huang
Chief Investment Officer and Director

cc:	Ellenoff Grossman & Schole LLP
Loeb & Loeb LLP